Spartan Stores, Inc.
850 76th Street, S.W.
Byron Center, Michigan 49315
(616) 878-2000

October 11, 2013

VIA EDGAR

Securities and Exchange Commission
   Attention: Mara L. Ransom, Assistant Director
                    Lisa Kohl, Staff Attorney
100 F Street, N.E.
Washington, D.C. 20549

Re:	Spartan Stores, Inc. Registration Statement on Form S-4 (No. 333-190730) Request for Accelerated Effectiveness

Ladies and Gentlemen:

On August 20, 2013, Spartan Stores, Inc. ("Spartan Stores") filed the above-referenced Form S-4 Registration Statement (No. 333-190730) with the Securities and Exchange Commission. On September 25, 2013, Spartan filed Amendment No. 1 to the above-referenced Form S-4 Registration Statement. On October 10, 2013, Spartan Stores filed Amendment No. 2 to the Registration Statement.

Spartan Stores respectfully requests that such Form S-4 Registration Statement (No. 333-190730), as amended by Amendment No. 1 and Amendment No. 2, become effective on Tuesday, October 15, 2013, at 4:00 p.m., Washington D.C. time, or as soon thereafter as possible.

Spartan Stores hereby undertakes to include in the definitive proxy statement, to be filed with the Commission pursuant to Rule 424(b)(3) the following information:

1.	The Record Dates for the special meetings of shareholders to be held by each of Spartan Stores and Nash-Finch Company.

2.	The date, time, and place for the special meetings of shareholders of each of Spartan Stores and Nash-Finch Company.

3.	Updated information with respect to recent share prices of each of Spartan Stores common stock and Nash-Finch Company common stock, including the recent ratio of such prices.

Spartan Stores acknowledges that:

1.	The staff, acting pursuant to delegated authority, does not foreclose the Commission from taking any action with respect to the filing.
2.	The action of the Commission staff in declaring the Form S-4 Registration Statement (No. 333-190730), as amended by Amendment No. 1 and Amendment No. 2, effective does not relieve Spartan Stores from full responsibility for adequate and accurate information in the filing; and
3.	That Spartan Stores will not assert accelerating the Registration Statement in any defense or proceedings by the Commission or anyone else.

Very truly yours,

SPARTAN STORES, INC.

By	/s/ Alex J. DeYonker
Alex J. DeYonker Executive Vice President General Counsel